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                             August 11, 2021

       Andrew McDonald
       Chief Executive Officer
       Lifesci Acquisition II Corp.
       250 W 55th St #3401
       New York, NY 10019

                                                        Re: Lifesci Acquisition
II Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed July 28, 2021
                                                            File No. 333-258205

       Dear Mr. McDonald:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-4 filed July 28, 2021

       Science 37 Projected Sales ($M), page 91

   1. We note your reference to revised disclosure on page 91 in response to comment 11. The disclosure here appears
to provide a basis for how LSAQ determined the valuation for
                                                        Science 37. However,
the disclosure does not appear to speak to the underlying
                                                        assumptions of Science
37's sales projections so stockholders can evaluate the projections and their
reasonableness when making their investment decision. For example, please tell us the nature of the
figures excluded from your valuation. In this regard, we note your disclosure that "[t]he
board further noted that Science 37   s projected 2021E     2023E sales
                                                        CAGR of 87.1% was the
highest among its peer group (excluding figures deemed by
                                                        LSAQ management to be
not meaningful)."
 Andrew McDonald
Lifesci Acquisition II Corp.
August 11, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Anderegg at 202-551-3342 or Jennifer L pez at 202-551-3792 if
you have any questions.



FirstName LastNameAndrew McDonald                          Sincerely,
Comapany NameLifesci Acquisition II Corp.
                                                           Division of
Corporation Finance
August 11, 2021 Page 2                                     Office of Trade &
Services
FirstName LastName